UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September, 2020

Commission File Number: 001-09246

Barclays PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP England

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-223156) OF BARCLAYS PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The Report comprises the following:

Exhibit No.		Description

1.1	—	Underwriting Agreement–Standard Provisions, dated as of May 9, 2018 (incorporated by reference to Exhibit 1.1 of the registrant’s Report of Foreign Issuer on Form 6-K (Film No. 18839430) filed with the Securities and Exchange Commission on May 16, 2018).

1.2	—	Pricing Agreement between Barclays PLC and Barclays Capital Inc., dated September 16, 2020 for the 3.564% Fixed Rate Resetting Subordinated Callable Notes due 2035.

4.1	—	Dated Subordinated Debt Securities Indenture, dated as of May 9, 2017, between Barclays PLC and The Bank of New York Mellon, London Branch, as Trustee (incorporated by reference to Exhibit 4.1 of the registrant’s Report of Foreign Issuer on Form 6-K (Film No. 17826053) filed with the Securities and Exchange Commission on May 9, 2017).

4.2	—	Second Supplemental Indenture to the Dated Subordinated Debt Securities Indenture, dated as of September 23, 2020, among Barclays PLC, The Bank of New York Mellon, London Branch, as Trustee and The Bank of New York Mellon SA/NV, Luxembourg Branch, as Dated Subordinated Debt Security Registrar.

4.3	—	The form of Global Note for the 3.564% Fixed Rate Resetting Subordinated Callable Notes due 2035 (incorporated by reference to Exhibit A to Exhibit 4.2 above).

5.1	—	Opinion of Cleary Gottlieb Steen & Hamilton, U.S. counsel to Barclays PLC, as to the validity of the 3.564% Fixed Rate Resetting Subordinated Callable Notes due 2035.

5.2	—	Opinion of Clifford Chance LLP, English counsel to Barclays PLC, as to the validity of the 3.564% Fixed Rate Resetting Subordinated Callable Notes due 2035.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC (Registrant)

Date: September 23, 2020	By:	/s/ Karen Rowe
Name: Karen Rowe
Title: Assistant Secretary